CORRESP.
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October 12, 2010
VIA EDGAR
Michael Seaman, Esq.
Special Counsel
U.S. Securities and Exchange Commission
Room 4461, Mail Stop 4720
Station Place 1
101 F Street, N.E.
Washington, D.C. 20549
Re:	Home Federal Bancorp, Inc. of Louisiana Registration Statement on Form S-1 File No. 333-169230
Dear Mr. Seaman:
     Attached for filing on behalf of Home Federal Bancorp, Inc. of Louisiana (the “Registrant”) is a complete copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 previously filed by the Registrant. The Amendment is being filed in accordance with the requirements of Regulation S-T.
     The Amendment reflects responses to the comments of the Staff set forth in a letter (the “Comment Letter”), dated September 30, 2010, addressed to Daniel R. Herndon, President and Chief Executive Officer of the Registrant. For ease of reference, the comments of the Staff have been repeated here in bold and the responses correspond numerically to each of the Staff’s comments from the Comment Letter. The prospectus also reflects revised disclosure in response to legal comments received by telephone from the Office of Thrift Supervision on the Registrant’s Application for Conversion on Form AC.
General
1.	Please note the updating requirements of Rule 8-08 of Regulation S-X. Additionally, please also include an updated consent of your independent accountants in your next amendment.

The Staff’s comment is noted.

Michael Seaman
U.S. Securities and Exchange Commission
October 12, 2010

2.	To the extent any of the comments relating to the offering prospectus are applicable to the exchange offer proxy statement/prospectus, please revise that document accordingly.

The proxy statement/prospectus has been revised correspondingly to maintain consistency with the offering prospectus.
Prospectus Cover Page
3.	If true, please revise here and elsewhere in the filing to indicate that the passbook savings rate at the bank is subject to change at any time.

The prospectus cover page and other references have been revised to reflect that the passbook savings rate is subject to change.
Summary

General
4.	We note a fair amount of unnecessary repetition throughout the entire summary. We also note that some of the disclosure in the summary merely repeats verbatim information contained elsewhere in the document. Finally, we note that several sections are too lengthy and detailed for the summary. Please revise thoroughly.

The summary section has been revised as requested.
Reasons for the Conversion, page 4
5.	This discussion seems generic. Please revise to specifically address your current situation and the reasons why your board of directors has approved the plan of conversion and reorganization. In addition, please specifically discuss the following with respect to the bullets that are currently presented:
•	Whether you have had difficulties retaining your current management team and/or recruiting qualified executive level employees without additional shares in your employee stock ownership plan and the proposed new stock benefit plans.

•	Why you believe the stock holding company structure will make your stock more appealing to investors and whether your current structure has actually hampered your ability to access the capital markets.

•	Exactly what regulatory uncertainties the conversion will eliminate.

Michael Seaman
U.S. Securities and Exchange Commission
October 12, 2010

•	Whether your current structure has actually impeded your ability to make acquisitions.
The section has been revised as requested on pages 3 and 4.

As disclosed in the risk factor, “We are dependent upon the services of key officers” on page 19 in the prospectus, the market for commercial loan officers in the Registrant’s market area is competitive. The registrant intends to use the new stock benefit plans as part of the overall compensation package in order to attract and retain qualified officers.

As indicated in the third bullet point on page 4, the Mutual Holding Company must always own at least 50.1% of the mid-tier company’s common stock. As a result, the mid-tier is restricted in its ability to access the capital markets and conduct acquisitions by issuing new stock due to this ownership requirement.

The stock holding company structure is the standard form of organization for most public companies and therefore is a more familiar structure to public shareholders. Many mutual holding companies are reorganizing at the present time due to the regulatory uncertainties from the restructuring of the federal banking agencies. Home Federal Mutual Holding Company of Louisiana’s primary federal regulator, the Office of Thrift Supervision, will be abolished and regulatory oversight will transfer to the Board of Governors of the Federal Reserve System. By conducting the conversion and reorganization at this time, the Registrant seeks to eliminate uncertainty regarding regulations governing the mutual holding company structure.
After-Market Performance Information, Page 8
6.	This section contains numerous qualifications and explanations of why the information presented in the table may not be useful to investors or applicable to an investment in your stock. However, there is no explanation of why the table is included in the prospectus. Please revise to do so.

The section has been revised as requested on page 7.
The Exchange of Home Federal Bancorp Common Stock, page 9
7.	Please include a column in the table showing the equivalent per share current market value based on the current market price of Home Federal Bancorp, Inc. of Louisiana common stock on the OTC Bulletin Board.

The table has been revised as requested on page 8.

Michael Seaman
U.S. Securities and Exchange Commission
October 12, 2010

Benefits to Management from the Conversion and Offering, page 10
8.	Please revise this section to more specifically disclose when you intend to implement the new stock option and stock recognition and retirement plans, instead of saying “no earlier than six months after the conversion and offering.”

Disclosure has been added on page 9 to state that the Company intends to adopt the stock benefit plans following the first anniversary of the conversion and offering.
Limitations on Common Stock Purchases, page 14
9.	We note your disclosure that there no ownership limitation for the public shareholders. However, we also note your disclosure on page 115 that your articles of incorporation provide that that no person shall directly or indirectly offer to acquire or acquire beneficial ownership of more than 10% of the issued and outstanding shares of any class of an equity security of the company. Please revise to reconcile this discrepancy.

The disclosure on page 11 has been revised as requested.
Risk Factors, page 19
10.	Some of your risk factors make statements regarding your ability to make assurances or guarantees that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances or guarantees or make predictions.

The risk factors section has been revised as requested.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

General, page 38
11.	We note your disclosure that you offer security brokerage and advisory services at your agency office through Tipton Wealth Management. Please revise to explain your relationship with Tipton in more detail, including discussion of any revenue sharing agreements or referral arrangements.

Michael Seaman
U.S. Securities and Exchange Commission
October 12, 2010

The disclosure on page 36 has been revised as requested. Please note that Tipton Wealth Management has been and is expected to continue to be an immaterial source of income for the Registrant.
Business Strategy, Page 38
12.	We note your disclosure on page 39 and elsewhere in the prospectus that you expect to open the branch office in North Bossier in October 2010. Please be aware that you will need to update this disclosure once the branch is opened, or revise if the opening is delayed.

The prospectus has been revised to reflect an anticipated opening date of November 2010. See, for example, pages 1, 17 and 37.

13.	Please expand the third bullet point to specifically describe the additional expenses you have incurred recently related to personnel (to the extent not related to your three new senior commercial loan officers) and infrastructure.

The third bullet point on page 37 has been expanded as requested.
Our Business

Properties, page 65
14.	With respect to the two lots in Bossier Parish and Bossier City, please revise to indicate whether these lots are the future sites of your planned branch offices in North and South Bossier, referenced on page 39.

The table on page 63 has been revised as requested.
Regulation, page 65
15.	You may not qualify this discussion by reference to the applicable laws and regulations. Revise to eliminate the qualification and indicate that all material information is discussed.

The requested revisions have been made on page 63.

Michael Seaman
U.S. Securities and Exchange Commission
October 12, 2010

Management

Loan Officer Incentive Plan, page 80
16.	Please revise to clarify when the plan will become effective (e.g., fiscal 2011, calendar 2011, upon completion of the conversion, etc.).

The disclosure has been revised on page 79 to specify that the plan is effective as of July 1, 2010, and applies to fiscal 2011.
The Conversion and Offering

How We Determined the Price Per Share, the Offering Range and the Exchange Ratio, page 98
17.	Please add information listing the fees paid to Feldman Financial Advisors, Inc. during the past three fiscal years, and disclose if no fees were paid.

The information regarding past fees paid to Feldman Financial Advisors, Inc. is included on page 96.

18.	Please add a paragraph that explains what Feldman did under each of the three valuation procedures and what conclusions were reached for each.

Disclosure has been added on pages 98 and 99 in the prospectus.

19.	Please revise the table on this page to specifically list the peer group companies that Feldman used for comparison in the appraisal. Also list the peer group companies in the summary.

The tables on pages 6 and 98 have been revised to include the peer group.
Proxy Statement/Prospectus
20.	Please revise to provide a statement as to whether or not representatives of the principal accountants are expected to be present at the security holders’ meeting. Refer to Item 13(a)(6) of Schedule 14A.

The proxy statement/prospectus has been revised on page 28 as requested.

21.	Much of the information in the proxy statement/prospectus is not relevant to exchanging shareholders. There are several sections that appear to be targeted towards your depositors and others who may purchase shares in

Michael Seaman
U.S. Securities and Exchange Commission
October 12, 2010

the offering. Please revise the proxy statement/prospectus to eliminate information that is not relevant to exchanging shareholders.

The proxy statement/prospectus has been revised to remove some of the disclosure. It should be noted, however, that the proxy statement/prospectus also will serve as a prospectus for purposes of offering the new holding company’s common stock to the existing public shareholders. In addition, the public shareholders will have a priority right to purchase shares in the community offering. Thus we believe much of the offering disclosure is relevant to existing shareholders and, as such, it has been retained.
Exhibits
22.	Please file any outstanding exhibits with your next amendment.

The outstanding exhibits are filed herewith.
Exhibit 8.1
23.	It is not appropriate for counsel to base the opinions in paragraphs 20 and 22 on the position described in the first sentence following opinion paragraph 25. Please revise. Please also make appropriate revisions to the Tax Aspects section in the prospectus.

Exhibit 8.1 has been revised as requested.
Exhibit 99.3
24.	Several sections of the appraisal appear to have been copied from disclosures contained in the prospectus, including Management’s Discussion and Analysis, or vice versa. Given the fact that the MD&A should present management’s views and the appraisal was prepared by an independent appraiser, please explain why the disclosures are identical.

The discussion in Chapter I, “Business of Home Federal Bancorp” of the Conversion Valuation Appraisal Report (the “Appraisal Report”) has been taken from the prospectus document in order to ensure consistency in the discussion included the Appraisal Report with regard to the Registrant’s operations and financial condition, with that of the prospectus. This presentation is consistent with industry practice and prior submissions. The other Chapters in the Appraisal Report of Feldman Financial Advisors, Inc. are not derived from the prospectus.

Michael Seaman
U.S. Securities and Exchange Commission
October 12, 2010

25.	We note the use of terms such as “we” or “our” in several instances where the appraisal discusses the Home Federal Bancorp, Inc. of Louisiana or Home Federal Bank, as if the disclosure was written by the management of those entities. Please explain.

The discussion in the Appraisal Report has been revised to change the terms.

26.	Geographic location is listed as one of the criteria that was used to select the peer group and, on page 55, is described as being “of importance in selecting the comparative group.” However, from discussions elsewhere in the appraisal, including on page 56, it does not appear that geographic location was applied as one of the selection criteria in selecting the peer group. Please explain.

As discussed on page 55 in the Appraisal Report, geographic location was one of the factors used by Feldman Financial Advisors, Inc. in selecting the peer group. Due to Office of Thrift Supervision regulations that only permit exchange traded companies to be included in the peer group, there were very few companies in Louisiana that met the criteria. Two Louisiana companies, GS Financial Corp. and Louisiana Bancorp, Inc. were included.
* * *
On behalf of the Registrant, it is hereby acknowledged that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
     We trust that the enclosed responds sufficiently to the Staff’s comments as set forth in the Comment Letter. Please do not hesitate to call me at 202-719-1816 if there are any questions on the Amendment or if I can be of assistance in any way.

Michael Seaman
U.S. Securities and Exchange Commission
October 12, 2010

     As always, the Staff’s cooperation is greatly appreciated.

Very truly yours,
/s/ Eric M. Marion
Eric M. Marion

cc:	Erin Magnor, Division of Corporation Finance Daniel R. Herndon